MOGGLE, INC.
111 Presidential Blvd.
Suite 212
Bala Cynwyd, PA 19004

February 18, 2008

Via Facsimile and EDGAR
Evan S. Jacobson
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Moggle, Inc., Inc.
Registration Statement of Form S-1, as amended
File No. 333-156731

Dear Mr. Jacobson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended ,Moggle, Inc. (the “Registrant”) hereby request acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-156731) to February  20 , 2009  at 11:00am Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

(a)       we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(c)       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            On behalf of the Registrant, we sincerely thank and appreciate the Commission's prompt attention to and ongoing cooperation in this matter. We now await the Commission's verbal confirmation of its receipt and acceptance of this acceleration request at the Commission's earliest convenience.

If you have any questions or comments, please contact Anthony M. Collura, Esq. at (914) 557- 6222.

Very truly yours,

Moggle, Inc.

By: s/Alfredo Villa
Alfredo Villa, Chief Executive Officer

By:s/ Ernest Cimadamore
Ernest Cimadamore, Chief Financial Officer